EXHIBIT 6.1

Grupo TMM and Subsidiaries

Computation of Earnings per Share (IFRS)

	December 31,
(In thousands of Pesos except ratio data)	2013	2012	2011	2010	2009
Shares at the end of period	102,182,841	102,182,841	102,182,841	101,994,641	102,024,441
Yearly weighted average shares	102,182,841	102,182,841	102,176,138	102,006,730	56,893,794
Net Income (Loss) from continuing operations	(487,939)	(615,836)	485,361	(773,756)	(1,127,116)
Net Income (Loss) from discontinued operations	(63,482)	(165,280)	(293,778)	(231,558)	(165,462)
Net Income (Loss) for the year Attributable to Stockholders of Grupo TMM, S.A.B.	(556,406)	(786,454)	179,044	(1,026,128)	(1,311,223)
Earnings (Loss) per share from continuing operations	(4.775)	(6.027)	4.750	(7.585)	(19.811)
Earnings (Loss) per share from discontinued operations	(0.621)	(1.617)	(2.875)	(2.270)	(2.908)
Earnings (Loss) per share Attributable to Stockholders of Grupo TMM, S.A.B.	(5.445)	(7.697)	1.752	(10.059)	(23.047)